Exhibit 99.1

 NEWS RELEASE

YAMANA GOLD DECLARES QUARTERLY DIVIDEND

TORONTO, ONTARIO, September 21, 2007 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU)   today announced its third quarter dividend of US$0.01 per share.  Shareholders of record at the close of business on Friday, September 28, 2007 will be entitled to receive payment of this dividend on Friday, October 12, 2007. The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Argentina and Central America.  Yamana is producing gold at intermediate company production levels in addition to significant copper production.  Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Yamana Gold Inc.
Peter Marrone
Chairman & Chief Executive Officer
(416) 815-0220
Email: investor@yamana.com

OR

Yamana Gold Inc.
Jodi Peake
Vice President, Investor Relations
(416) 815-0220
Email: investor@yamana.com

 www.yamana.com